         Exhibit 99.1

ASUR Reports 3Q20 Financial Results

Passenger traffic continues to reflect travel disruptions worldwide due to the COVID-19 pandemic

Mexico City, October 22, 2020 – Grupo Aeroportuario del Sureste, S.A.B. de C.V.  (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three- and nine-month periods ended September 30, 2020.

3Q20 Highlights1

•

Total passenger traffic decreased 70.2% year over year (YoY), impacted by the COVID-19 pandemic, primarily since the second half of March 2020 which resulted in the following declines across operations:

•	63.7% in Mexico, due to declines of 51.7% and 77.6% in domestic and international traffic, respectively
•	59.1% in Puerto Rico (Aerostar), down 55.6% in domestic traffic and 88.0% in international traffic
•	95.4% in Colombia (Airplan), with domestic and international traffic down 94.9% and 98.1%, respectively
•	Revenues declined 40.4% YoY to Ps.2,447.1
•	Consolidated commercial revenues per passenger reached Ps.137.4, up from Ps.99.2 in 3Q19
•	Consolidated EBITDA declined 69.5% YoY to Ps.755.1 million, but above the comparable Ps.16.0 million in 2Q20 (2Q20 excludes non-recurring insurance recoveries in Puerto Rico)
•	Adjusted EBITDA Margin (excludes the effect of IFRIC 12) declined to 44.6% from 64.0% in 3Q19, but improved from the comparable 1.8% in 2Q20
•	Cash & cash equivalents at quarter-end of Ps.6,012.7 million and Net Debt-to-LTM EBITDA at 1.5x
•	Principal debt payments of Ps.97.4 million, or 0.7% of Total Debt, mature in 4Q20 and 5.9% of Total Debt matures in 2021

Table 1: Financial & Operational Highlights [1]
	Third Quarter		% Chg
	2019	2020
Financial Highlights
Total Revenue	4,106,266	2,447,072	(40.4)
Mexico	2,745,561	1,699,712	(38.1)
San Juan	808,251	681,538	(15.7)
Colombia	552,454	65,822	(88.1)
Commercial Revenues per PAX	99.2	137.4	38.6
Mexico	114.3	114.7	0.4
San Juan	124.2	186.1	49.9
Colombia	42.2	282.0	568.2
EBITDA	2,475,603	755,074	(69.5)
Net Income	1,340,432	147,027	(89.0)
Majority Net Income	1,314,628	105,155	(92.0)
Earnings per Share (in pesos)	4.3821	0.3505	(92.0)
Earnings per ADS (in US$)	1.9789	0.1583	(92.0)
Capex	445,755	834,473	87.2
Cash & Cash Equivalents	6,196,806	6,012,746	(3.0)
Net Debt	7,777,721	8,732,330	12.3
Net Debt / LTM EBITDA	0.8	1.5	94.0
Operational Highlights
Passenger Traffic
Mexico	8,333,227	3,023,846	(63.7)
San Juan	2,354,372	963,677	(59.1)
Colombia	3,192,585	146,678	(95.4)

3Q20 Earnings Call

Date & Time: Friday, October 23, 2020 at 10:00 AM US ET; 9:00 AM CT

Dial-in: 1-800-263-0877 (US & Canada) and 1-646-828-8143 (International & Mexico); Access Code: 5207766

Replay: Friday, October 23, 2020 at 1:00 PM US ET, ending at 11:59 PM US ET on Friday, October 30, 2020. Dial-in number: 1-844-512-2921 (US & Canada); 1-412-317-6671 (International & Mexico). Access Code: 5207766

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), including application of IFRS 16 that came into effect in 2019, and represent comparisons between the three- and nine-month periods ended September 30, 2020, and the equivalent three-and nine-month periods ended September 30, 2019. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.22.1438 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP172.98 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 20 of this report.

ASUR 3Q20 Page 1 of 27

Business Update on COVID-19

Travel Restrictions Imposed by Governments to Mitigate the Impact of COVID-19

Since March 16, 2020, various governments have issued flight restrictions for different regions of the world to limit the breakout of the COVID-19 virus. With respect to the airports ASUR operates:

Neither Mexico nor Puerto Rico have issued flight bans, to date.  Mexico and/or the United States may issue, and Colombia may re-issue, flight restrictions similar to those issued in other parts of the world, which would cause a significant further reduction in ASUR’s operations.

In Puerto Rico, the Federal Aviation Authority (FAA) has accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, which is operated by ASUR’s subsidiary Aerostar, and that all arriving passengers be screened by representatives of the Puerto Rico Health Department. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. Therefore, LMM Airport remains open and operating, albeit with substantially reduced flight and passenger volumes.

To further strengthen health controls on arrival, starting July 15, the Governor of Puerto Rico began implementing the following additional measures: All passengers must wear a mask, complete a mandatory flight declaration form from the Puerto Rico Health Department, and submit negative results of a PCR molecular COVID-19 test taken 72 hours prior to arrival to avoid having to undergo the two-week quarantine. Passengers can also opt to take the COVID-19 test in Puerto Rico (not necessarily at the airport), in order to be released from quarantine (estimated to take between 24-48 hours).

In Colombia, all incoming international flights, including connecting flights in Colombia, were suspended by the Colombian government starting March 23, 2020. This suspension was extended through August 31, 2020, with exceptions for humanitarian emergencies, transportation of cargo and goods, and fortuitous events or force majeure. Similarly, domestic air travel in Colombia was suspended starting March 25, 2020. Consequently, ASUR’s commercial aviation operations at the Enrique Olaya Herrera in Medellín, José María Córdova in Rionegro, Los Garzones in Montería, Antonio Roldán Betancourt in Carepa, El Caraño in Quibdó and Las Brujas in Corozal airports were suspended starting as of such dates. Starting September 1, 2020, the following airports reestablished passenger commercial flights under the initial phase of the gradual connectivity plan announced by the Civil Aviation Authority in Colombia: José María Córdova in Rionegro, Enrique Olaya Herrera in Medellín and Los Garzones in Montería. Antonio Roldán Betancourt in Carepa and El Caraño in Quibdó airports restarted operations on September 21, 2021, while Las Brujas in Corozal airport restarted on October 2, 2020. International flights to Colombia resumed on September 21, 2020, albeit on a limited basis, as part of the gradual reactivation.  Passengers on incoming international flights must submit negative results of a COVID-19 test taken within 96 hours of their departure to be allowed to board their flight and to enter the country.

Impact of COVID-19 on ASUR’s 3Q20 Passenger Traffic

The COVID-19 pandemic has disrupted the travel industry and governments have introduced travel bans and restrictions. As a result, passenger traffic in ASUR’s three countries of operations began to decline in the second half of March 2020 and continued to decline sharply across ASUR’s airport network in the subsequent months although YoY declines have been lower since June 2020 as shown in the table below:

ASUR 3Q20 Page 2 of 27

YoY Change in Passenger Traffic During 2020

Region	January	February	March	April	May	June	July	August	September	Total
Mexico	6.2%	9.7%	(35.8%)	(95.7%)	(96.6%)	(90.4%)	(74.7%)	(63.1%)	(48.7%)	(55.2%)
Domestic Traffic	8.8%	13.2%	(25.7%)	(91.4%)	(94.0%)	(83.9%)	(64.8%)	(50.6%)	(36.3%)	(50.4%)
International Traffic	4.2%	7.4%	(42.5%)	(99.4%)	(99.4%)	(96.6%)	(85.0%)	(77.2%)	(65.8%)	(59.6%)
Puerto Rico	11.4%	16.1%	(35.9%)	(94.5%)	(89.7%)	(75.9%)	(62.4%)	(62.9%)	(47.9%)	(50.4%)
Domestic Traffic	12.2%	16.4%	(34.9%)	(94.0%)	(88.7%)	(72.9%)	(58.7%)	(60.1%)	(43.9%)	(48.3%)
International Traffic	4.2%	13.4%	(45.0%)	(98.4%)	(98.3%)	(97.4%)	(89.7%)	(88.6%)	(83.7%)	(68.3%)
Colombia	9.3%	19.5%	(36.2%)	(99.9%)	(99.8%)	(99.8%)	(99.8%)	(99.6%)	(86.2%)	(68.0%)
Domestic Traffic	9.3%	19.0%	(36.4%)	(99.9%)	(99.9%)	(99.8%)	(99.8%)	(99.6%)	(84.7%)	(67.7%)
International Traffic	9.4%	22.5%	(34.8%)	(99.7%)	(99.4%)	(99.3%)	(99.6%)	(99.6%)	(94.8%)	(69.6%)
Total	7.8%	12.7%	(35.9%)	(96.3%)	(96.1%)	(89.7%)	(77.6%)	(71.4%)	(58.6%)	(57.1%)
Domestic Traffic	9.8%	15.7%	(31.1%)	(94.3%)	(94.3%)	(85.6%)	(72.6%)	(67.0%)	(53.5%)	(54.8%)
International Traffic	4.6%	8.6%	(42.2%)	(99.3%)	(99.3%)	(97.0%)	(86.7%)	(80.2%)	(70.4%)	(60.9%)

Ensuring the Well-being of Employees

ASUR has established health and safety protocols aimed at enhancing the well-being of passengers and essential operating personnel across the airports it operates. Protective gear is required for staff working on the premises, and sanitization practices in accordance with the guidelines of local health authorities are in place. The Company has also implemented a remote working policy for staff where possible.

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 3Q20 with a strong financial position, with cash and cash equivalents totaling Ps.6,012.7 million and Ps.14,745.1 million in Total Debt, including Ps.97.4 million in principal payments due in the next quarter, which represent 0.7% of Total Debt, while 5.9% of Total Debt will mature in 2021.

The following table shows the liquidity position for each of ASUR’s regions of operations:

Liquidity Position as of September 30, 2020

Figures in thousands of Mexican Pesos

Region of Operation	Cash & Equivalents	Total Debt	Short-term Debt	Long-Term Debt	Principal Payments (Oct. – Dec. 2020)
Mexico	4,885,453	3,989,028	41,660	3,947,368	20,000
Puerto Rico	831,012	7,866,196	474,225	7,391,971	0
Colombia	296,281	2,889,852	133,530	2,756,322	77,379
Total	6,012,746	14,745,076	649,415	14,095,661	97,379

The following table shows the debt maturity profile of ASUR’s debt for each of its regions of operations:

Debt Maturity Profile as of September 30, 2020

Figures in thousands of Mexican Pesos

Region of Operation	2020	2021	2022	2023	2024	2025/2035
Mexico	20,000	320,000	2,900,000	640,000	120,000	-
Puerto Rico [1]	247,056	250,293	270,366	296,753	326,884	6,987,097
Colombia [2]	121,264	242,528	256,002	296,423	363,792	1,091,361
Total	388,320	812,821	3,426,368	1,233,176	810,676	8,078,458
[1] Figures in pesos converted at the exchange rate at the close of the quarter Ps.22.1438= US$1.00
[2] Figures in pesos converted at the exchange rate at the close of the quarter of COP172.9800=Ps.1.00
Note: Figures only reflects principal payments.

ASUR 3Q20 Page 3 of 27

The following table shows the debt coverage included in the debt agreements for each of ASUR’s regions of operations:

Debt Ratios as of September 30, 2020

LTM EBITDA and LTM Interest Expense figures in thousands of Mexican Pesos

Region	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements

Mexico [1]	2,320,725	244,270	12.0	3.0
Puerto Rico [2]	1,224,996	739,685	1.7	1.0
Colombia [3],4	437,452	391,145	1.1	1.2
Total	3,983,173	1,375,100

1 Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA / LTM Interest Expense.

2 Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1.6 billion and LTM Debt Service was Ps.707.8 million.

3 Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes) / LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.437.4 million and Debt Service was Ps.391.1 million.

4 Airplan, in Colombia obtained a waiver from the bank for its Debt Coverage Ratio until 2Q21

Accounts Receivables

Starting in mid-March, some of the airlines and other clients and tenants that operate in ASUR’s airports have asked for assistance, either through discounts on payments owed to ASUR or by an extension on those payments. Three of ASUR’s principal airline customers, Aeromexico, Avianca Holdings and LATAM Airlines Group, have filed for Chapter 11 bankruptcy protection in the United States, although they have continued making payments in the ordinary course, as permitted by the relevant courts. The Company remains in commercial discussions with those clients and tenants regarding their contracts. Notwithstanding these discussions, ASUR believes it has sufficient liquidity to meet its obligations and continue operating in the normal course.

Accounts Receivable as of September 30, 2020

Figures in Thousands of Mexican Pesos

Region	3Q19	3Q20	% Chg.
Mexico	245,623	179,823	(26.8)
Puerto Rico	(43,175)	504,067	n/a
Colombia	153,321	105,402	(31.3)
Total	355,769	789,292	121.9

Cost Reduction Initiatives

ASUR has introduced cost reduction initiatives across its three countries of operations. Most of the Company’s cost structure is fixed, except for concession fees across operations and the technical assistance fee in Mexico, which are all variable costs. The impact from these cost reduction measures is not expected to be significant vis a vis the potential decline in revenues resulting from the disruption in passenger traffic across the Company’s operations.

3Q20 Passenger Traffic

Total passenger traffic at ASUR in 3Q20 declined 70.2% YoY to 4.1 million passengers, reflecting the impact of the COVID-19 crisis on travel, starting mid-March 2020. By geography, traffic declined 63.7% in Mexico, 59.1% in Puerto Rico, and 95.4% in Colombia.

The 63.7% YoY decline in passenger traffic in Mexico reflects declines of 51.7% in domestic traffic and 77.6% in international traffic. All of ASUR’s Mexican airports remain open and operating. Terminals 2 and 3 at Cancún Airport closed temporarily on April 11 and 18, 2020, respectively, due to reduced demand, while Terminal 4 remains open. Terminal 2 reopened on July 14, 2020, while Terminal 3 is expected to be reopened in October 2020.

Traffic in Puerto Rico declined 59.1% YoY, reflecting decreases of 55.6% in domestic traffic and 88.0% in international traffic. LMM airport remains open and operating, albeit with substantially reduced flight and passenger volumes. Due to governmental restrictions, only essential commercial spaces are open.

ASUR 3Q20 Page 4 of 27

Colombia reported a 95.4% YoY decline in total traffic, driven by declines of 94.9% and 98.1% in domestic and international traffic, respectively. Commercial flight operations resumed, as part of a gradual reestablishment of commercial flights in Colombia, on September 1, 2020 at José María Córdova Airport in Rionegro, Enrique Olaya Herrera Airport in Medellín, and Los Garzones Airport in Montería. Antonio Roldán Betancourt Airport in Carepa and El Caraño Airport in Quibdó restarted operations on September 21, while Las Brujas Airport in Corozal restarted on October 2, 2020.

Tables with detailed passenger traffic information for each airport can be found on page 22 of this report.

Table 2: Passenger Traffic Summary

	Third Quarter		% Chg	Nine-Months		% Chg
	2019	2020		2019	2020
Total Mexico	8,333,227	3,023,846	(63.7)	25,783,861	11,548,726	(55.2)
- Cancun	6,160,215	2,290,234	(62.8)	19,374,608	8,533,218	(56.0)
- 8 Others Airports	2,173,012	733,612	(66.2)	6,409,253	3,015,508	(53.0)
Domestic Traffic	4,469,498	2,158,659	(51.7)	12,367,374	6,133,129	(50.4)
- Cancun	2,484,484	1,467,768	(40.9)	6,703,534	3,500,852	(47.8)
- 8 Others Airports	1,985,014	690,891	(65.2)	5,663,840	2,632,277	(53.5)
International Traffic	3,863,729	865,187	(77.6)	13,416,487	5,415,597	(59.6)
- Cancun	3,675,731	822,466	(77.6)	12,671,074	5,032,366	(60.3)
- 8 Others Airports	187,998	42,721	(77.3)	745,413	383,231	(48.6)
Total San Juan, Puerto Rico	2,354,372	963,677	(59.1)	7,072,180	3,505,793	(50.4)
Domestic Traffic	2,098,971	932,983	(55.6)	6,315,138	3,265,711	(48.3)
International Traffic	255,401	30,694	(88.0)	757,042	240,082	(68.3)
Total Colombia	3,192,585	146,678	(95.4)	8,807,551	2,821,728	(68.0)
Domestic Traffic	2,699,836	137,501	(94.9)	7,457,666	2,411,973	(67.7)
International Traffic	492,749	9,177	(98.1)	1,349,885	409,755	(69.6)
Total Traffic	13,880,184	4,134,201	(70.2)	41,663,592	17,876,247	(57.1)
Domestic Traffic	9,268,305	3,229,143	(65.2)	26,140,178	11,810,813	(54.8)
International Traffic	4,611,879	905,058	(80.4)	15,523,414	6,065,434	(60.9)

Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit and general aviation passengers.

ASUR 3Q20 Page 5 of 27

Review of Consolidated Results

Table 3: Summary of Consolidated Results
	Third Quarter		% Chg	Nine-Months		% Chg
	2019	2020		2019	2020
Total Revenues	4,106,266	2,447,072	(40.4)	12,276,995	8,371,073	(31.8)
Aeronautical Services	2,380,645	1,047,167	(56.0)	7,181,875	3,877,006	(46.0)
Non-Aeronautical Services	1,488,391	646,779	(56.5)	4,577,310	2,650,860	(42.1)
Total Revenues Excluding Construction Revenues	3,869,036	1,693,946	(56.2)	11,759,185	6,527,866	(44.5)
Construction Revenues	237,230	753,126	217.5	517,810	1,843,207	256.0
Total Operating Costs & Expenses	2,079,656	2,071,494	(0.4)	5,989,758	6,358,093	6.1
Other Revenues		-5,993	n/a	204,074	158,881	(22.1)
Operating Profit	2,026,610	369,585	(81.8)	6,491,311	2,171,861	(66.5)
Operating Margin	49.4%	15.1%	(3425 bps)	52.9%	25.9%	(2693 bps)
Adjusted Operating Margin [1]	52.4%	21.8%	(3056 bps)	55.2%	33.3%	(2193 bps)
EBITDA	2,475,603	755,074	(69.5)	7,883,561	3,549,794	(55.0)
EBITDA Margin	60.3%	30.9%	(2943 bps)	64.2%	42.4%	(2181 bps)
Adjusted EBITDA Margin [2]	64.0%	44.6%	(1941 bps)	67.0%	54.4%	(1266 bps)
Net income	1,340,432	147,027	(89.0)	4,383,088	1,546,466	(64.7)
Net income majority	1,314,628	105,155	(92.0)	4,209,817	1,469,242	(65.1)
Earnings per Share	4.3821	0.3505	(92.0)	14.0327	4.8975	(65.1)
Earnings per ADS in US$	1.9789	0.1583	(92.0)	6.3371	2.2117	(65.1)

Total Commercial Revenues per Passenger [3]	99.2	137.4	38.6	101.2	132.4	30.9
Commercial Revenues	1,385,129	571,678	(58.7)	4,242,814	2,383,852	(43.8)
Commercial Revenues from Direct Operations per Passenger [4]	16.9	20.0	17.8	18.5	19.2	3.9
Commercial Revenues Excluding Direct Operations per Passenger	82.3	117.5	42.8	82.7	113.2	36.9

[1] Adjusted operating margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Passenger figures include transit and general aviation passengers in Mexico, Puerto Rico and Colombia.
[4] Represents ASUR’s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues for 3Q20 declined 40.4% YoY, or Ps.1,659.2 million, to Ps.2,447.1 million, mainly driven by the following declines:

•

56.5% in revenues from non-aeronautical services to Ps.646.8 million. The contribution from Mexico was Ps.421.8 million, while Puerto Rico and Colombia accounted for Ps.181.6 million and Ps.43.5 million, respectively; and

•

56.0% in revenues from aeronautical services to Ps.1,047.2 million. Operations in Mexico contributed Ps.588.5 million, while Puerto Rico and Colombia contributed Ps.438.0 million and Ps.20.7 million, respectively.

These declines were partially offset by a 217.5%, or Ps.515.9 million, increase in construction services revenues to Ps.753.1 million. This increase was mainly due to the execution of construction works at Cancun and Merida airports, in line with the Master Development Plan in Mexico, as well as runway and taxiway refurbishments in Puerto Rico.

Excluding revenues from construction services, which are deducted as costs under IFRS accounting standards, total revenues would have declined 56.2% YoY to Ps.1,693.9 million. Excluding revenues from construction services, Mexico accounted for 59.6% of total revenues, while Puerto Rico and Colombia represented 36.6% and 3.8%, respectively.

ASUR 3Q20 Page 6 of 27

Commercial Revenues in 3Q20 declined 58.7% YoY to Ps.571.7 million, mainly reflecting the 70.2% decline in passenger traffic. Commercial revenues in Mexico decreased 63.5% YoY to Ps.348.91 million. In addition, commercial revenues in Puerto Rico declined 38.7% YoY to Ps.179.3 million and in Colombia by 68.3% to Ps.43.5 million.

Commercial Revenues per Passenger reached Ps.137.4 in 3Q20, compared to Ps.99.2 in 3Q19, mainly reflecting income from commercial agreements not linked to passenger traffic.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, during 3Q20 declined 0.4% YoY, or Ps.8.2 million, to Ps.2,071.5 million.

Excluding construction costs, operating costs and expenses declined 28.4% YoY, or Ps.524.1 million, mainly due to the following variations:

•

Mexico: declined 25.0%, or Ps.235.4 million, mainly due to lower energy and maintenance expenses as a result of the temporary closure of Terminals 2 and 3 at Cancun Airport. The decline also reflects lower cost of sales from directly operated stores, as well as lower technical assistance and concession fees, partially offset by higher provisions for doubtful collectible accounts as a result of the COVID-19.

•

Puerto Rico: declined 33.6%, or Ps.187.7 million, principally reflecting the reimbursement of Ps.112.7 million of expenses through a grant under the CARES Act, of which US$24.7 million remains available to reimburse expenses. Lower cost of services and concession fees also contributed to the decline. This was partially offset by a Ps.21.0 million increase in amortization charges resulting from the FX conversion impact as the average Mexican peso exchange rate fluctuated to Ps.22.1 per dollar in 3Q20, compared to Ps.19.4 per dollar in 3Q19.

•

Colombia: declined 29.6%, or Ps.101.0 million, mainly due to a 19.2%, or Ps.26.5 million, reduction in cost of services, reflecting savings in maintenance, energy and security expenses, as well as lower professional fees as a result of COVID-19. Concession fees also declined reflecting the reduction in revenues.

Cost of Services declined 33.6%, or Ps.330.3 million, principally due to a 58.6%, or Ps.205.6 million, YoY decline in Puerto Rico, mainly reflecting the reimbursement of Ps.112.7 million of expenses through a grant under the CARES Act, as discussed above, and a decline of 19.8%, or Ps.97.4 million, in maintenance expenses in Mexico, principally due to lower energy and maintenance costs resulting from the temporary closure of Terminals 2 and 3 at Cancun Airport. The decline also reflects lower cost of sales from directly operated stores, partially offset by higher provisions for doubtful collectible accounts as a result of COVID-19. In addition, Colombia contributed with a 19.2% YoY, or Ps.27.0 million, decline in cost of services.

Construction Costs increased 217.5% YoY, or Ps.515.9 million. This was mainly driven by YoY increases of 402.4%, or Ps.552.2 million, in Mexico and 16.7%, or Ps.8.9 million, in Puerto Rico, partially offset by a decline of 96.4%, or Ps.45.2 million, in Colombia.

G&A Expenses, which reflect administrative expenses in Mexico, declined 11.8% YoY.

Consolidated Technical Assistance declined 73.1% YoY, mainly reflecting lower EBITDA in Mexico in 3Q20.

Concession Fees declined 62.9% YoY, principally reflecting decreases of 59.3% in Mexico, 88.0% in Colombia and 8.2% in Puerto Rico, mainly due to a decline in revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 9.6%, or Ps.43.1 million, principally due to an increase of 12.3%, or Ps.21.0 million, in Puerto Rico. The FX translation impact contributed to the increase, as the average exchange rate in 3Q20 was Ps.22.1 per dollar, compared to an average of Ps.19.4 per dollar in 3Q19.

Consolidated Operating Profit (Loss) and EBITDA

ASUR reported a Consolidated Operating Profit of Ps.369.6 million in 3Q20 resulting in an Operating Margin of 15.1%, up from an Operating Loss of Ps.461.8 million in 2Q20. The quarter over quarter change was mainly a result of the cost reduction initiatives and the reimbursement of expenses through a grant under the CARES

ASUR 3Q20 Page 7 of 27

Act in Puerto Rico. This compares with an Operating Profit of Ps.2,026.6 million and a margin of 49.4% in 3Q19.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, and which is calculated as operating profit divided by total revenues less construction services revenues, was 21.8% in 3Q20 compared with 52.4% in 3Q19 and negative 50.8% in 2Q20.

EBITDA declined 69.5%, or Ps.1,720.5 million, to Ps.755.1 million in 3Q20, compared with Ps.2,745.6 million in 3Q19, but improved from comparable EBITDA of Ps.16.0 million in 2Q20 (excluding one-time insurance recovery gains in Puerto Rico). By country, EBITDA decreased YoY by Ps.1,345.7 million to Ps.492.0 million in Mexico, decreased by Ps.46.0 million to Ps.321.9 million in Puerto Rico, and was down by Ps.328.8 million to negative Ps.58.8 million in Colombia. Consolidated EBITDA margin in 3Q20 was 30.9% with 60.3% in 3Q19 and comparable EBITDA margin of 2.9% in 2Q20.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 44.6% in 3Q20, compared to 64.0% in 3Q19 and, the comparable 1.8% in 2Q20.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	Third Quarter		% Chg	Nine-Months		% Chg
	2019	2020		2019	2020
Interest Income	73,708	55,500	(24.7)	272,744	220,339	(19.2)
Interest Expense	(279,890)	(183,663)	(34.4)	(838,025)	(716,199)	(14.5)
Foreign Exchange Gain (Loss), Net	70,388	(98,146)	n/a	60,580	436,218	620.1
Total	(135,794)	(226,309)	66.7	(504,701)	(59,642)	(88.2)

In 3Q20 ASUR reported a Ps.226.3 million Consolidated Comprehensive Financing Loss, compared to a Ps.135.8 million loss in 3Q19.

In 3Q20, ASUR reported a foreign exchange loss of Ps.98.1 million, resulting from the 4.4% quarterly average appreciation of the Mexican peso against the U.S. dollar (4.1% quarter-end appreciation) during 3Q20 together with a higher U.S. dollar foreign currency net asset position. This compares to a Ps.70.4 million foreign exchange gain in 3Q19 resulting from the 1.1% quarterly average depreciation of the Mexican peso (2.7% quarter-end appreciation) during 3Q19 on a lower foreign currency net asset position.

Interest expense declined Ps.96.2 million, or 34.4% YoY, mainly driven by a Ps.75.6 million, or 116.3%, YoY decline in interest payments in Colombia, of which Ps.54.5 million result from the valuation of debt under IFRS 3 based on the percentage of principal loan payments made during 2020 and Ps.9.7 million from the FX conversion, which together contributed Ps.64.2 million to the decline, together with Ps.147.3 million in principal loan payments during 2020. In addition, interest expenses in Mexico declined Ps.31.7 million, or 31.1%, reflecting a lower TIIE interest rate. Interest income declined by Ps.18.2 million, or 24.7% YoY.

Income Taxes

Income Taxes for 3Q20 declined Ps.555.8 million YoY, principally due to the combination of the following factors:

•	A Ps.478.1 million YoY decline in income taxes, reflecting mainly a lower taxable income base in Mexico and Colombia reflecting the negative impact of COVID-19 on revenues.

•

A Ps.77.7 million YoY decline in deferred income taxes. This mainly reflects a Ps.54.3 million decline in deferred income taxes in Mexico reflecting a lower tax benefit from the impact of inflation (inflation of 1.6% in 3Q20 and 0.6% in 3Q19), and a Ps.25.0 million tax benefit in Colombia.

Majority Net Income (Loss)

ASUR 3Q20 Page 8 of 27

During 3Q20, ASUR reported Majority Net Income of Ps.105.2 million, compared to Majority Net Income of Ps.1,314.6 million in 3Q19. This resulted in earnings per common share of Ps.0.3505, or earnings per ADS of US$0.1583 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.4.3821 and earnings per ADS of US$1.9789 for the same period last year.

Net Income (Loss)

ASUR reported Net Income of Ps.147.0 million in 3Q20, compared to Net Income of Ps.1,340.4 million in 3Q20, representing a YoY decline of 89.0%, or Ps.1,193.4 million.

Consolidated Financial Position

On September 30, 2020, airport concessions represented 86.0% of the Company’s total assets, with current assets representing 12.7% and other assets representing 1.3%.

As of September 30, 2020, the Company had cash and cash equivalents of Ps.6,012.7 million, a 2.9% decline from Ps.6,192.7 million at December 31, 2019. Mexico and Colombia contributed with Ps.106.1 million and Ps.206.4 million, respectively to the decline in cash and cash equivalents, partially offset by a Ps.132.6 million increase in cash and cash equivalents in Puerto Rico.

As of September 30, 2020, the valuation of ASUR’s investment in Aerostar, in accordance with IFRS 3 "Business Combinations", resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.6,545.8 million, ii) goodwill of Ps.1,057.9 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.654.6 million, and iv) a minority interest of Ps.5,626.1 million within stockholders' equity.

Furthermore, the valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of September 30, 2020: i) the recognition of a net intangible asset of Ps.1,387.0 million, ii) goodwill of Ps.1,737.1 million, iii) deferred taxes of Ps.229.8 million, and iv) Ps.621.0 million from the recognition of bank loans at fair value.

Stockholders’ equity at the close of 3Q20 was Ps.42,795.4 million and total liabilities were Ps.19,373.5 million, representing 68.8% and 31.2% of total assets, respectively. Deferred liabilities represented 17.0% of ASUR’s total liabilities.

Total Debt at quarter-end increased 7.5% to Ps.14,745.1 from Ps.13,712.9 million on December 31, 2019, mainly reflecting the depreciation of the peso against the US dollar and a drawdown of US$10.0 million from the working capital line of credit in Puerto Rico and a Ps.67.1 million bank loan incurred in Colombia in August 2020. On September 30, 2020, 27.1% of ASUR’s total debt was denominated in Mexican pesos, 53.3% in U.S. Dollars (at Aerostar in Puerto Rico) and 19.6% in Colombian pesos.

Principal payments of Ps.97.4 million, or 0.7% of Total Debt, mature in 4Q20, with 5.9% of Total Debt maturing in 2021.

Net Debt-to-LTM EBITDA stood at 1.5x at the close of 3Q20, while the Interest Coverage ratio was 5.3x. This compares with Net Debt-to-LTM EBITDA of 0.8x and an Interest Coverage Ratio of 10.3x at September 30, 2019.

Table 5: Consolidated Debt Indicators
	September 30, 2019	December 31, 2019	September 30, 2020
Leverage
Total Debt/ LTM EBITDA (Times) [1]	1.4	1.3	2.5
Total Net Debt/ LTM EBITDA (Times) [2]	0.8	0.7	1.5
Interest Coverage Ratio [3]	10.3	10.8	5.3
Total Debt	13,974,527	13,712,893	14,745,076
Short-term Debt	277,847	549,607	649,415
Long-term Debt	13,696,680	13,163,286	14,095,661
Cash & Cash Equivalents	6,196,806	6,192,679	6,012,746
Total Net Debt [4]	7,777,721	7,520,214	8,732,330

[1] The Total Debt-to-EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] The Total Net Debt-to-EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities, minus Cash & Cash Equivalents, divided by its EBITDA.
[3] The Interest Coverage Ratio is calculated as ASUR’s EBIT divided by its interest expenses.

ASUR 3Q20 Page 9 of 27

[4] Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

Table 6: Consolidated Debt Profile (millions)*
	Airport	Payment of principal	Currency	Interest Rate	Amortization
					2020	2021 /23	2024 /35	Total
5 Yr-Syndicated Credit Facility	Cancun	To the expiration	$PMx	TIIE + 1.25%	-	2,000.0	-	2,000.0
7 Yr-Syndicated Credit Facility	Cancun	Semi-Annual Amort.	$PMx	TIIE + 1.25%	20.0	1,860.0	120.0	2,000.0
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	US$	5.75%	-	31.0	277.2	308.2
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	US$	6.75%	-	4.4	39.6	44.0
1 Yr-Revolver	San Juan	To the expiration	US$	Libor + 250 bps		10.0		10.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	3,375.0	44,250.0	81,000.0	128,625.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	2,295.0	30,090.0	55,077.0	87,462.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	2,025.0	26,550.0	48,600.0	77,175.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	832.5	10,915.0	19,980.0	31,727.5
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	832.5	10,915.0	19,980.0	31,727.5
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	180.0	2,360.0	4,320.0	6,860.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	180.0	2,360.0	4,320.0	6,860.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	180.0	2,360.0	4,320.0	6,860.0
10-Month Treasury Loan[2]	Colombia	Qtly. Amort.	$COP	DTF[1] + 1.70	3,483.0	8,128.0	-	11,611.0
*Expressed in the original currency of each loan.

Note: The syndicated loans in Mexico were incurred in October 2017, the issuances of the Puerto Rico bonds were executed in March 2013 and June 2015, respectively, and the syndicated loan in Colombia was incurred in June 2015 with a grace period of three years.

[1] DTF is an average 90-day rate to which the loans in Colombia are pegged.

2 In August 2020, Airplan in Colombia incurred a Ps.67.1 million loan with a 10-month term.

Capex

Capex during 3Q20 amounted to Ps.834.5 million. Of this amount, Ps.758.9 million reflect the Company’s plan to modernize its Mexican airports pursuant to its master development plans, Ps.73.9 million were invested by Aerostar in Puerto Rico, and Ps.1.7 million by Airplan in Colombia. This compares with Ps.445.8 million invested in 3Q19, of which Ps.339.4 million was invested in Mexico, Ps.59.4 million in Puerto Rico and Ps.47.0 million in Colombia.

During the first nine months of 2020, ASUR invested a total of Ps.1,801.8 million, of which Ps.1,472.4 million were allocated to Mexico, Ps.353.3 million to Puerto Rico and Ps.4.1 million to Colombia. This compares to Ps.886.9 million invested in the same period of 2019, of which Ps.542.3 million were allocated to Mexico, Ps.238.4 million to Puerto Rico and Ps.106.2 million to Colombia.

ASUR 3Q20 Page 10 of 27

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger
	Third Quarter		% Chg	Nine-Months		% Chg
	2019	2020		2019	2020
Total Passengers (in thousands)	8,365	3,042	(63.7)	25,884	11,612	(55.1)

Total Revenues	2,745,561	1,699,712	(38.1)	8,315,658	5,567,700	(33.0)
Aeronautical Services	1,552,105	588,491	(62.1)	4,765,464	2,157,241	(54.7)
Non-Aeronautical Services	1,056,224	421,765	(60.1)	3,358,960	1,853,032	(44.8)
Construction Revenues	137,232	689,456	402.4	191,234	1,557,427	714.4
Total Revenues Excluding Construction Revenues	2,608,329	1,010,256	(61.3)	8,124,424	4,010,273	(50.6)

Total Commercial Revenues	955,752	348,870	(63.5)	3,036,476	1,592,279	(47.6)
Commercial Revenues from Direct Operations	176,379	46,751	(73.5)	595,428	234,552	(60.6)
Commercial Revenues Excluding Direct Operations	779,373	302,119	(61.2)	2,441,048	1,357,727	(44.4)

Total Commercial Revenues per Passenger	114.3	114.7	0.4	117.3	137.1	16.9
Commercial Revenues from Direct Operations per Passenger [1]	21.1	15.4	(27.1)	23.0	20.2	(12.2)
Commercial Revenues Excluding Direct Operations per Passenger	93.2	99.3	6.6	94.3	116.9	24.0

Note: For purpose of this table, approximately 31.7 and 17.9 thousand transit and general aviation passengers are included in 3Q19 and 3Q20, respectively, while 100.3 and 62.9 thousand transit and general aviation passengers are included in 9M19 and 9M20.

[1] Represents ASUR’s operations in convenience stores in Mexico.

Mexico Revenues

Mexico Revenues for 3Q20 declined 38.1% YoY to Ps.1,699.7 million.

Excluding construction, revenues declined 61.3% YoY, reflecting reductions of 62.1% in revenues from aeronautical services and 60.1% in revenues from non-aeronautical services, principally due to the 63.7% decline in passenger traffic attributable to COVID-19.

Commercial Revenues declined 63.5% YoY, principally reflecting the 63.6% contraction in passenger traffic, as shown in Table 8. Commercial Revenues per Passenger for 3Q20 were Ps.114.7 compared to Ps.114.3 in 3Q19.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 9, during the last 12 months, ASUR opened a total of 4 new commercial spaces, one in each of Cancun and Merida airports and two at Oaxaca Airport. More details of these openings can be found on page 23 of this report.

Table 8: Mexico Commercial Revenue Performance			Table 9: Mexico Summary Retail and Other Commercial Space Opened since September 30,2019.
Business Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	3Q20	9M20
Teleservices	3.3%	3.3%	Cancun	1
Car Rental Revenues	(46.3%)	(37.2%)	Other Revenue	1
Food and Beverage Operations	(61.0%)	(47.4%)	8 Others Airport	3
Ground Transportation	(62.4%)	(55.1%)	Car Rental	2
Banking and Currency Exchange Services	(62.9%)	(40.7%)	Retail Operations	1
Retail Operations	(63.3%)	(49.8%)	Mexico	4
Parking Lot Fees	(64.0%)	(48.7%)
Other Revenue	(64.1%)	(38.4%)
Duty Free	(70.3%)	(51.2%)
Advertising Revenues	(75.3%)	(51.9%)
Total Commercial Revenues	(63.5%)	(47.6%)

ASUR 3Q20 Page 11 of 27

[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	Third Quarter		% Chg	Nine-Months		% Chg
	2019	2020		2019	2020
Cost of Services	491,336	393,956	(19.8)	1,419,733	1,220,709	(14.0)
Administrative	64,333	56,713	(11.8)	185,212	175,128	(5.4)
Technical Assistance	96,883	26,075	(73.1)	307,911	122,358	(60.3)
Concession Fees	118,119	48,075	(59.3)	367,034	180,114	(50.9)
Depreciation and Amortization	172,228	182,655	6.1	515,234	543,402	5.5
Operating Costs and Expenses Excluding Construction Costs	942,899	707,474	(25.0)	2,795,124	2,241,711	(19.8)
Construction Costs	137,232	689,456	402.4	191,234	1,557,427	714.4
Total Operating Costs & Expenses	1,080,131	1,396,930	29.3	2,986,358	3,799,138	27.2

Total Mexico Operating Costs and Expenses for 3Q20 increased 29.3% YoY, principally reflecting higher construction costs in the quarter, which rose to Ps.689.5 million from Ps.137.2 million in 3Q19 due to increased levels of capital improvements made to concessioned assets during the period.

Excluding construction costs, operating costs and expenses declined 25.0% to Ps.707.5 million, reflecting decreases in costs of services, technical assistance and concession fees.

Cost of Services declined 19.8% YoY, mainly reflecting declines in energy and maintenance expenses reflecting the temporary closure of Terminals 2 and 3 at Cancun Airport, together with lower cost of sales at stores operated directly by ASUR. This was partially offset by a higher provision for uncollectible accounts reflecting the impact of COVID-19.

Administrative Expenses declined 11.8% YoY.

The decline in the Technical Assistance fee paid to ITA reflects lower EBITDA in Mexico, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, declined 59.3%, mainly as a result of the reduction in regulated revenues, a factor in the calculation of the concession fee.

Depreciation and Amortization increased 6.1% YoY, reflecting higher investments to date as well as the impact from the recognition of lease accounting, per IFRS 16.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	Third Quarter		% Chg	Nine-Months		% Chg
	2019	2020		2019	2020
Interest Income	78,385	55,286	(29.5)	264,400	215,850	(18.4)
Interest Expense	(101,770)	(70,094)	(31.1)	(309,136)	(244,270)	(21.0)
Foreign Exchange Gain (Loss), Net	70,735	(98,477)	n/a	60,725	436,410	618.7
Total	47,350	(113,285)	n/a	15,989	407,990	2,451.7

ASUR’s Mexico operations reported a Ps.113.3 million Comprehensive Financing Loss in 3Q20, compared to a Ps.47.4 million Comprehensive Financing Gain in 3Q19. This was mainly due to a Ps.98.5 million foreign exchange loss in 3Q20, resulting from the 4.4% average quarterly appreciation of the Mexican peso (4.1% at quarter-end) against the U.S. dollar on a higher foreign currency net asset position. This compares with a Ps.70.7 million foreign exchange gain in 3Q19. resulting from the 1.1% average quarterly depreciation of the Mexican peso during that period (2.7% at quarter-end) and a lower foreign currency net asset position. By contrast, interest expense decreased 31.1% YoY reflecting a lower TIIE interest rate, more than offsetting the 29.5% YoY reduction in interest income.

ASUR 3Q20 Page 12 of 27

Mexico Operating Profit (Loss) and EBITDA

Table 12: Mexico Profit & EBITDA
	Third Quarter		% Chg	Nine-Months		% Chg
	2019	2020		2019	2020
Total Revenue	2,745,561	1,699,712	(38.1)	8,315,658	5,567,700	(33.0)
Total Revenues Excluding Construction Revenues	2,608,329	1,010,256	(61.3)	8,124,424	4,010,273	(50.6)
Operating Profit	1,665,430	302,782	(81.8)	5,329,300	1,768,562	(66.8)
Operating Margin	60.7%	17.8%	4285 bps)	64.1%	31.8%	(3232 bps)
Adjusted Operating Margin [1]	63.9%	30.0%	(3388 bps)	65.6%	44.1%	(2150 bps)
Net Profit [2]	1,206,695	179,438	(85.1)	3,767,755	1,592,895	(57.7)
EBITDA	1,837,658	491,964	(73.2)	5,844,534	2,320,725	(60.3)
EBITDA Margin	66.9%	28.9%	(3799 bps)	70.3%	41.7%	(2860 bps)
Adjusted EBITDA Margin [3]	70.5%	48.7%	(2176 bps)	71.9%	57.9%	(1407 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] This result includes gains from the participation in Aerostar in Puerto Rico of Ps.87.7 million and Ps.64.3 million in 3Q20 and 3Q19, respectively. Airplan in Colombia contributed with gains of Ps.197.6 million and Ps.118.1 million in 3Q20 and 3Q19, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.302.8 million in 3Q20, resulting in an Operating Margin of 17.8%. This compares with an Operating Profit of Ps.1,665.4 million and Operating Margin of 60.7% in 3Q19, but improved from an operating loss of Ps.324.5 million and a negative margin of 31.1% in 2Q20.

Adjusted Operating Margin in 3Q20, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues, was 30.0% in 3Q20, compared to 63.9% in 3Q19 and negative 105.7% in 2Q20.

EBITDA declined by Ps.1,345.7 million, to Ps.140.1 million in 2Q20 from Ps.1,837.7 million in 3Q19, but improved from a negative EBITDA of Ps.140.1 million in 2Q20. EBITDA margin in 3Q20 was 28.9%, compared with 66.9% in 3Q19 and a negative EBITDA Margin of 13.4% in 2Q20.

During 3Q20, ASUR’s operations in Mexico recognized Ps.689.5 million in “Construction Revenues,” compared with Ps.137.2 million in 3Q19, reflecting higher capital expenditures and investments in concessioned assets.

Adjusted EBITDA Margin in 3Q20, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was 48.7% in 3Q20, compared with 70.5% in 3Q19 and negative 45.6% in 2Q20.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of September 30, 2020, totaled Ps.2,333.0 million, with an average tariff per workload unit of Ps.191.6 (December 2018 pesos), accounting for approximately 64.2% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

During 3Q20, ASUR’s operations in Mexico made capital investments of Ps.758.9 million in connection with the Company’s plan to modernize its Mexican airports pursuant to its master development plans. This compares with capex of Ps.339.4 million in 3Q19.

ASUR 3Q20 Page 13 of 27

Accumulated capital expenditures in the first nine months of 2020 amounted to Ps.1,472.4 million, compared with Ps.542.3 million during the same period in 2019.

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three- and nine-month periods ended September 30, 2019 and 2020.

As of September 30, 2020, the valuation of ASUR’s investment in Aerostar, in accordance with IFRS 3 "Business Combinations", resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.6,545.8 million, ii) goodwill of Ps.1,057.9 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.654.6 million, and iv) a minority interest of Ps.5,626.1 million within stockholders' equity.

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2019	2020		2019	2020
Total Passengers (in thousands)	2,354	964	(59.1)	7,072	3,506	(50.4)

Total Revenues	808,251	681,538	(15.7)	2,444,942	2,227,754	(8.9)
Aeronautical Services	460,754	438,015	(4.9)	1,376,422	1,371,976	(0.3)
Non-Aeronautical Services	294,383	181,555	(38.3)	848,199	574,089	(32.3)
Construction Revenues	53,114	61,968	16.7	220,321	281,689	27.9
Total Revenues Excluding Construction Revenues	755,137	619,570	(18.0)	2,224,621	1,946,065	(12.5)

Total Commercial Revenues	292,373	179,348	(38.7)	840,516	567,788	(32.4)
Commercial Revenues from Direct Operations	60,012	36,226	(39.6)	180,204	111,436	(38.2)
Commercial Revenues Excluding Direct Operations	232,361	143,122	(38.4)	660,312	456,352	(30.9)

Total Commercial Revenues per Passenger	124.2	186.1	49.9	118.9	162.0	36.3
Commercial Revenues from Direct Operations per Passenger [1]	25.5	37.6	47.5	25.5	31.8	24.8
Commercial Revenues Excluding Direct Operations per Passenger	98.7	148.5	50.5	93.4	130.2	39.4

Figures in pesos at the average exchange rate Ps.22.0822 = US. 1.00
[1] Represents ASUR’s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues for 3Q20 declined 15.7% YoY to Ps.681.5 million. Excluding construction services, revenues declined 18.0%, mainly due to the following YoY decreases:

•	4.9% in revenues from aeronautical services; and
•	38.3% in revenues from non-aeronautical services, principally due to the 59.1% decline in passenger traffic.

By contrast, construction services revenues increased 16.7% YoY reflecting higher capital investments in 3Q20.

Commercial Revenues per Passenger reached Ps.186.1 in 3Q20, compared with Ps.124.2 in 3Q19, as the average exchange rate of the Mexican peso against the US dollar was Ps.22.1 in 3Q20, compared with Ps.19.4 in 3Q19.

Six commercial spaces were opened at LMM Airport over the last 12 months, as shown in Table 15. More details of these openings can be found on page 23 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and other.

ASUR 3Q20 Page 14 of 27

Table 14: Puerto Rico Commercial Revenue Performance			Table 15: Puerto Rico Summary Retail and Other Commercial Space Opened since September 30, 2019
Business Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	3Q20	3M20
Banking and Currency Exchange Services	31.0%	23.3%	Retail Operations	2
Duty Free	18.5%	2.9%	Duty Free	2
Car Rental Revenues	(28.1%)	(30.1%)	Food and Beverage Operations	1
Retail Operations	(41.8%)	(39.1%)	Banking and Currency Exchange Services	1
Other Revenue	(45.8%)	(34.2%)	Total Commercial Spaces	6
Advertising Revenues	(46.6%)	(2.3%)
Parking Lot Fees	(53.0%)	(43.8%)
Ground Transportation	(69.0%)	(42.8%)
Food and Beverage Operations	(78.7%)	(33.4%)	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Total Commercial Revenues	(38.7%)	(32.4%)

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2019	2020		2019	2020
Cost of Services	350,902	145,254	(58.6)	994,186	819,380	(17.6)
Concession Fees	36,313	33,344	(8.2)	106,302	100,357	(5.6)
Depreciation and Amortization	170,664	191,616	12.3	497,937	580,068	16.5
Operating Costs and Expenses Excluding Construction Costs	557,879	370,214	(33.6)	1,598,425	1,499,805	(6.2)
Construction Costs	53,114	61,968	16.7	220,321	281,689	27.9
Total Operating Costs & Expenses	610,993	432,182	(29.3)	1,818,746	1,781,494	(2.0)

Figures in pesos at the average exchange rate of Ps.22.0822 = US. 1.00

Total Operating Costs and Expenses at LMM Airport in 3Q20 increased 29.3% YoY to Ps.432.2 million. Construction costs in 3Q20 increased 16.7% to Ps.62.0 million from Ps.53.1 million in 3Q19.

Excluding construction costs, operating costs and expenses decreased 33.6% YoY, or Ps.187.7 million, to Ps.370.2 million. This was mainly due to the reimbursement of Ps.112.4 million of expenses through a grant under the CARES Act, of which US$24.7 million remains available to reimburse expenses. Lower cost of services and concession fees also contributed to the decline in costs. This was partially offset by higher depreciation and amortization expenses, reflecting the FX conversion impact as the average Mexican peso exchange rate fluctuated to Ps.22.1 per dollar in 3Q20, compared to Ps.19.4 per dollar in 3Q19.

Cost of Services declined 58.6% YoY, or Ps.205.6 million.

Concession Fees paid to the Puerto Rican government declined Ps.8.2 million YoY, in line with the concession agreement.

Depreciation and Amortization increased 16.7% YoY, or Ps.21.0 million, mainly reflecting the FX translation impact resulting from the average depreciation of the Mexican peso against the average US dollar as described above.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2019	2020		2019	2020
Interest Income	4,801	323	(93.3)	11,787	3,077	(73.9)
Interest Expense	(128,351)	(128,138)	(0.2)	(380,921)	(384,025)	0.8
Total	(123,550)	(127,815)	3.5	(369,134)	(380,948)	3.2

Figures in pesos at the average exchange rate of Ps.22.0822 = US. 1.00

ASUR 3Q20 Page 15 of 27

During 3Q20, LMM Airport reported a Ps.127.8 million Comprehensive Financing Loss, compared with a Ps.123.6 million loss in 3Q19, mainly reflecting the FX conversion impact in connection with the depreciation of the Mexican peso against the US dollar.

On February 22, 2013, and as part of the financing of its concession agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100.0 million at an annual interest rate of LIBOR plus 2.1%, payable each July 1 and January 1, and with no fixed maturity date. As of September 30, 2020, the remaining balance was US$20.3 million, including capitalized interest.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million. In December 2015, Aerostar also contracted a line of revolving credit. On April 1, 2020, Aerostar drew down US$10.0 million from this line of revolving credit for working capital purposes.

All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2019	2020		2019	2020
Total Revenue	808,251	681,538	(15.7)	2,444,942	2,227,754	(8.9)
Total Revenues Excluding Construction Revenues	755,137	619,570	(18.0)	2,224,621	1,946,065	(12.5)
Other Revenues	-	(5,993)	n/a	204,074	158,881	(22.1)
Operating Profit	197,258	243,363	23.4	830,270	605,141	(27.1)
Operating Margin	24.4%	35.7%	1130 bps	34.0%	27.2%	(679 bps)
Adjusted Operating Margin[1]	26.1%	39.3%	1316 bps	37.3%	31.1%	(623 bps)
Net Income	64,509	104,681	62.3	433,177	193,061	(55.4)
EBITDA	367,921	321,882	(12.5)	1,329,939	1,072,113	(19.4)
EBITDA Margin	45.5%	47.2%	171 bps	54.4%	48.1%	(627 bps)
Adjusted EBITDA Margin[2]	48.7%	52.0%	323 bps	59.8%	55.1%	(469 bps)
Figures in pesos at the average exchange rate of Ps.22.0822 = US$ 1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico in 3Q20 was Ps.243.4 million, compared with operating profit of Ps.197.3 million in 3Q19 and the comparable Ps.55.8 million in 2Q20 (excluding insurance recoveries). Operating Margin was 35.7% in 3Q20, compared to 24.4% in 3Q19, and the comparable 30.2% in 2Q20. During 3Q20, Puerto Rico benefited from a Ps.112.7 million reimbursement of expenses from a grant under the CARES Act due to the sharp contraction in passenger traffic from the impact of COVID-19.

EBITDA was Ps.321.9 million in 3Q20 compared with Ps.367.9 million in 3Q19 and comparable Ps.203.1 million in 2Q20. EBITDA Margin increased to 47.2% from 45.5% in 3Q19, while the Adjusted EBITDA Margin (which excludes IFRIC 12) increased to 52.0% in 3Q20 from 48.7% in 3Q19 and the comparable 36.8% in 2Q20.

Puerto Rico Capital Expenditures

During 3Q20, Aerostar invested Ps.73.9 million to modernize LMM Airport, compared with investments of Ps.59.4 million in 3Q19. Accumulated investments in the first nine months of 2020 amounted to Ps.325.3 million compared to Ps.238.4 million in the year-ago period.

Puerto Rico Tariff Regulation

ASUR 3Q20 Page 16 of 27

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority govern the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three- and nine-month periods ended September 30, 2019 and 2020.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of September 30, 2020: i) the recognition of a net intangible asset of Ps.1,387.0 million, ii) goodwill of Ps.1,737.1 million, iii) deferred taxes of Ps.229.8 million, and iv) Ps.621.0 million from the recognition of bank loans at fair value.

Table 19: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2019	2020		2019	2020
Total Passengers (in thousands)	3,247	154	(95.4)	8,983	2,890	(67.8)

Total Revenues	552,454	65,822	(88.1)	1,516,395	575,619	(62.0)
Aeronautical Services	367,786	20,661	(94.4)	1,039,989	347,789	(66.6)
Non-Aeronautical Services	137,784	43,459	(68.5)	370,151	223,739	(39.6)
Construction Revenues [1]	46,884	1,702	(96.4)	106,255	4,091	(96.1)
Total Revenues Excluding Construction Revenues	505,570	64,120	(87.3)	1,410,140	571,528	(59.5)
Total Commercial Revenues	137,004	43,460	(68.3)	365,822	223,785	(38.8)
Total Commercial Revenues per Passenger	42.2	282.0	568.2	40.7	77.4	90.2
Figures in pesos at an average exchange rate of COP168.9814 = Ps.1.00 Mexican pesos.

Note: For purpose of this table, approximately 54.9 and 7.4 thousand transit and general aviation passengers are included in 3Q19 and 3Q20, while 175.9 and 68.3 thousand transit and general aviation passengers are included in 9M19 and 9M20.

Colombia Revenues

Total Colombia Revenues for 3Q20 declined 88.1% YoY to Ps.65.8 million. Excluding construction services, revenues decreased 87.3%, reflecting declines of 68.5% in revenues from non-aeronautical services, principally due to the 68.3% drop in commercial revenues and the 94.4% decline in revenues from aeronautical services, both reflecting the 95.4% decline in passenger traffic due to COVID-19.

Commercial Revenues per Passenger was Ps.282.0 compared with Ps.42.2 in 3Q19, mainly reflecting the significant decreases in passenger traffic together with commercial agreements that include fixed rent payments.

As shown in Table 21, during the last twelve months, 33 new commercial spaces were opened in Colombia. More details of these openings can be found on page 23 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services, and other.

ASUR 3Q20 Page 17 of 27

Table 20: Colombia Commercial Revenue Performance			Table 21: Colombia Summary Retail and Other Commercial Space Opened since September 30, 2019
Business Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	3Q20	9M20
Teleservices	(16.3%)	(3.6%)	Retail Operations	10
Other Revenue	(46.4%)	(26.6%)	Other Revenue	15
Banking and Currency Exchange Services	(57.9%)	(26.4%)	Food and Beverage	4
Parking Lot Fees	(86.4%)	(61.8%)	Banking and Currency Exchange Services	2
Food and Beverage Operations	(90.5%)	(49.3%)	Teleservices	2
Car Rental Revenues	(91.8%)	(30.3%)	Total Commercial Spaces	33
Retail Operations	(95.2%)	(55.6%)
Ground Transportation	(96.1%)	(47.0%)
Duty Free	(99.7%)	(40.6%)
Advertising Revenues	(99.9%)	(69.1%)	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Total Commercial Revenues	(68.3%)	(38.8%)

Colombia Costs & Expenses

Table 22: Colombia Costs & Expenses
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2019	2020		2019	2020
Cost of Services	137,907	111,378	(19.2)	427,469	302,149	(29.3)
Technical Assistance	1,559	-	(100.0)	4,407	2,292	(48.0)
Concession Fees	96,081	11,514	(88.0)	269,176	110,131	(59.1)
Depreciation and Amortization	106,101	117,788	11.0	377,347	358,798	(4.9)
Operating Costs and Expenses Excluding Construction Costs	341,648	240,680	(29.6)	1,078,399	773,370	(28.3)
Construction Costs	46,884	1,702	(96.4)	106,255	4,091	(96.1)
Total Operating Costs & Expenses	388,532	242,382	(37.6)	1,184,654	777,461	(34.4)
Figures in pesos at an average exchange rate of COP168.9814 = Ps.1.00 Mexican pesos.

Total Operating Costs and Expenses in Colombia declined 37.6% YoY to Ps.242.4 million in 3Q20. Excluding construction costs, operating costs and expenses declined 29.6% YoY to Ps.240.7 million.

Cost of Services declined 19.2% YoY, or Ps.26.5 million, mainly reflecting savings in maintenance, energy and security expenses, as well as in professional fees, as a result of COVID-19.

Construction Costs declined 96.4% YoY, or Ps.45.2 million, reflecting lower investments in complementary works to concessioned assets during the period compared to the prior year.

Concession Fees, which include fees paid to the Colombian government, declined 88.0% YoY, mainly reflecting the contraction in regulated and non-regulated revenues during the period.

Depreciation and Amortization increased Ps.11.7 million, principally reflecting the FX translation impact from the depreciation of the Colombian peso against the Mexican peso.

Colombia Comprehensive Financing Gain (Loss)

Table 23: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2019	2020		2019	2020
Interest Income	5,711	3,849	(32.6)	44,482	18,121	(59.3)
Interest Expense	(64,958)	10,611	n/a	(195,893)	(104,613)	(46.6)
Foreign Exchange Gain (Loss), Net	(347)	331	n/a	(145)	(192)	32.4
Total	(59,594)	14,791	n/a	(151,556)	(86,684)	(42.8)
Figures in pesos at an average exchange rate of COP168.9814 = Ps.1.00 Mexican pesos.

ASUR 3Q20 Page 18 of 27

During 3Q20, Airplan reported a Ps.14.8 million Comprehensive Financing Gain, compared with a Ps.59.6 million loss in 3Q19. This was mainly driven by a Ps.75.6 million YoY decline in interest payments, reflecting Ps.54.5 million from the valuation of debt under IFRS 3 based on the percentage of principal loan payments made during 2020 and Ps.9.7 million from the FX conversion, which together contributed Ps.64.2 million to the decline in interest payments, in addition to a total of Ps.147.3 million in principal loan payments in 2020.

On June 1, 2015, Airplan entered into 12-Year Syndicated Loan Facility with eight banks, with a 3-year grace period and a net balance of Ps.2,822.8 million as of September 30, 2020. During 3Q20, Airplan made a principal payment of Ps.57.1 million. On August 11, 2020, Airplan entered into a Ps.67.1 million loan agreement with Bancolombia with a 10-month maturity.

Colombia Operating Profit (Loss) and EBITDA

Table 24: Colombia Profit & EBITDA
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months	% Chg
	2019	2020		2019	2020
Total Revenue	552,454	65,822	(88.1)	1,516,395	575,619	(62.0)
Total Revenues Excluding Construction Revenues	505,570	64,120	(87.3)	1,410,140	571,528	(59.5)
Operating Profit	163,922	(176,560)	n/a	331,741	(201,842)	n/a
Operating Margin	29.7%	(268.2%)	(29791 bps)	21.9%	(35.1%)	(5694 bps)
Adjusted Operating Margin[1]	32.4%	(275.4%)	(30778 bps)	23.5%	(35.3%)	(5884 bps)
Net Profit	69,228	(137,092)	n/a	182,156	(239,490)	n/a
EBITDA	270,024	(58,772)	n/a	709,088	156,956	(77.9)
EBITDA Margin	48.9%	(89.3%)	(13817 bps)	46.8%	27.3%	(1949 bps)
Adjusted EBITDA Margin[2]	53.4%	(91.7%)	(14507 bps)	50.3%	27.5%	(2282 bps)
Figures in pesos at an average exchange rate of COP168.9814 = Ps.1.00 Mexican pesos.

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR’s operations in Colombia reported an Operating Loss of Ps.176.6 million in 3Q20 resulting from the impact of COVID-19, compared with Operating Profit of Ps.163.9 million in 3Q19 and an operating loss of Ps.170.9 million in 2Q20. Operating Margin was negative 268.2% in 3Q20, compared to an operating margin of 29.7% in 3Q19, and an operating margin of negative 328.9% in 2Q20. The Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction of or improvements to concessioned assets, was negative 275.4% in 3Q20, compared to 32.4% in 3Q19 and negative 336.9% in 2Q20.

During 3Q20, EBITDA was negative Ps.58.8 million with an EBITDA Margin of negative 89.3%. This compares with EBITDA of Ps.270.0 million in 3Q19 and EBITDA Margin of 48.9% in 3Q19. The Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, was negative 91.7% in 3Q20, reflecting the negative impact on revenues from COVID-19. This compares to an Adjusted EBITDA Margin of 53.4% in 3Q19 and negative 92.8% in 2Q20.

Colombia Capital Expenditures

During 3Q20, Airplan made capital expenditures of Ps.1.7 million, compared to Ps.46.9 million in 3Q19. Accumulated capex for the first nine months of 2020 was Ps.4.1 million, compared to Ps.106.2 million in the same period of 2019.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution

ASUR 3Q20 Page 19 of 27

also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights. Airplan's regulated revenues for 3Q20 amounted to Ps.20.6 million.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Banorte, Barclays, BBVA Bancomer, BofA Merrill Lynch, BX+, Bradesco, BTG Pactual, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo

ASUR 3Q20 Page 20 of 27

Bursatil Mexicano, Grupo Financiero Monex, HSBC Securities, Intercam Casa de Bolsa, Insight Investment Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 3Q20 Page 21 of 27

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ASUR 3Q20 Page 23 of 27

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	3Q 2019	3Q 2019 Per Workload Unit	3Q 2020	3Q 2020 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico						
Cancun [1]						
Aeronautical Revenues	1,102,236	176.8	426,966	184.4	(61.3)	4.3
Non-Aeronautical Revenues	966,568	155.0	367,205	158.6	(62.0)	2.3
Construction Services Revenues	37,218	6.0	409,008	176.7	999.0	2,845.0
Total Revenues	**2,106,022**	**337.7**	**1,203,179**	**519.7**	**(42.9)**	**53.9**
Operating Profit	1,314,352	210.8	287,619	124.2	(78.1)	(41.1)
EBITDA	1,430,486	229.4	410,159	177.2	(71.3)	(22.8)
Merida						
Aeronautical Revenues	147,429	193.5	49,545	198.2	(66.4)	2.4
Non-Aeronautical Revenues	34,064	44.7	18,423	73.7	(45.9)	64.9
Construction Services Revenues	11,274	14.8	152,014	608.1	1,248.4	4,008.8
Other [2]	23	-	15	0.1	(34.8)	n/a
Total Revenues	**192,790**	**253.0**	**219,997**	**880.0**	**14.1**	**247.8**
Operating Profit	97,535	128.0	(6,574)	(26.3)	(106.7)	(120.5)
EBITDA	109,625	143.9	5,809	23.2	(94.7)	(83.9)
Villahermosa						
Aeronautical Revenues	68,145	204.0	26,981	204.4	(60.4)	0.2
Non-Aeronautical Revenues	15,050	45.1	9,730	73.7	(35.3)	63.4
Construction Services Revenues	8,987	26.9	40,595	307.5	351.7	1,043.1
Other [2]	25	0.1	24	0.2	(4.0)	100.0
Total Revenues	**92,207**	**276.1**	**77,330**	**585.8**	**(16.1)**	**112.2**
Operating Profit	43,373	129.9	5,199	39.4	(88.0)	(69.7)
EBITDA	51,032	152.8	13,212	100.1	(74.1)	(34.5)
Other Airports [3]						
Aeronautical Revenues	234,295	200.9	84,999	209.4	(63.7)	4.2
Non-Aeronautical Revenues	40,542	34.8	26,407	65.0	(34.9)	86.8
Construction Services Revenues	79,753	68.4	87,839	216.4	10.1	216.4
Other [2]	68	0.1	45	0.1	(33.8)	-
Total Revenues	**354,658**	**304.2**	**199,290**	**490.9**	**(43.8)**	**61.4**
Operating Profit	114,399	98.1	(19,546)	(48.1)	(117.1)	(149.0)
EBITDA	150,609	129.2	18,430	45.4	(87.8)	(64.9)
Holding & Service Companies [4]						
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	384,599	n/a	218,053	n/a	(43.3)	n/a
Total Revenues	**384,599**	**n/a**	**218,053**	**n/a**	**(43.3)**	**n/a**
Operating Profit	95,771	n/a	36,084	n/a	(62.3)	n/a
EBITDA	95,906	n/a	44,354	n/a	(53.8)	n/a
Consolidation Adjustment Mexico						
Consolidation Adjustment	(384,715)	n/a	(218,138)	n/a	(43.3)	n/a
Total Mexico						
Aeronautical Revenues	1,552,105	182.6	588,491	189.7	(62.1)	3.9
Non-Aeronautical Revenues	1,056,224	124.3	421,765	135.9	(60.1)	9.3
Construction Services Revenues	137,232	16.1	689,456	222.2	402.4	1,280.1
Total Revenues	**2,745,561**	**323.1**	**1,699,712**	**547.8**	**(38.1)**	**69.5**
Operating Profit	1,665,430	196.0	302,782	97.6	(81.8)	(50.2)
EBITDA	1,837,658	216.2	491,964	158.5	(73.2)	(26.7)
San Juan Puerto Rico, US [5]						
Aeronautical Revenues	460,754	n/a	438,015	n/a	(4.9)	n/a
Non-Aeronautical Revenues	294,383	n/a	181,555	n/a	(38.3)	n/a
Construction Services Revenues	53,114	n/a	61,968	n/a	16.7	n/a
Total Revenues	**808,251**	**n/a**	**681,538**	**n/a**	**(15.7)**	**n/a**
Operating Profit	197,258	n/a	243,363	n/a	23.4	n/a
EBITDA	367,921	n/a	321,882	n/a	(12.5)	n/a
Consolidation Adjustment San Juan						
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]						
Aeronautical Revenues	367,786	n/a	20,661	n/a	(94.4)	n/a
Non-Aeronautical Revenues	137,784	n/a	43,459	n/a	(68.5)	n/a
Construction Services Revenues	46,884	n/a	1,702	n/a	(96.4)	n/a
Total Revenues	**552,454**	**n/a**	**65,822**	**n/a**	**(88.1)**	**n/a**
Operating Profit	163,922	n/a	(176,560)	n/a	(207.7)	n/a
EBITDA	270,024	n/a	(58,772)	n/a	(121.8)	n/a
Consolidation Adjustment Colombia						
Consolidation Adjustment		n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR						
Aeronautical Revenues	2,380,645	n/a	1,047,167	n/a	(56.0)	n/a
Non-Aeronautical Revenues	1,488,391	n/a	646,779	n/a	(56.5)	n/a
Construction Services Revenues	237,230	n/a	753,126	n/a	217.5	n/a
Total Revenues	**4,106,266**	**n/a**	**2,447,072**	**n/a**	**(40.4)**	**n/a**
Operating Profit	2,026,610	n/a	369,585	n/a	(81.8)	n/a
EBITDA	2,475,603	n/a	755,074	n/a	(69.5)	n/a

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.
[5] Reflects the results of operation of San Juan Airport, Puerto Rico, US for 3Q2020.
[6] Reflects the results of operation of Airplan, Colombia, for 3Q2020.

ASUR 3Q20 Page 24 of 27

Consolidated Statement of Income from January 1 to September 30, 2020 and 2019

Thousands of mexican pesos

Item	9M 2019	9M 2020	% Chg	3Q 2019	3Q 2020	% Chg
Revenues						
Aeronautical Services	7,181,875	3,877,006	(46.0)	2,380,645	1,047,167	(56.0)
Non-Aeronautical Services	4,577,310	2,650,860	(42.1)	1,488,391	646,779	(56.5)
Construction Services	517,810	1,843,207	256.0	237,230	753,126	217.5
Total Revenues	12,276,995	8,371,073	(31.8)	4,106,266	2,447,072	(40.4)
Operating Expenses						
Cost of Services	2,841,388	2,342,238	(17.6)	980,145	650,588	(33.6)
Cost of Construction	517,810	1,843,207	256.0	237,230	753,126	217.5
General and Administrative Expenses	185,212	175,128	(5.4)	64,333	56,713	(11.8)
Technical Assistance	312,318	124,650	(60.1)	98,442	26,075	(73.5)
Concession Fee	742,512	390,602	(47.4)	250,513	92,933	(62.9)
Depreciation and Amortization	1,390,518	1,482,268	6.6	448,993	492,059	9.6
Total Operating Expenses	5,989,758	6,358,093	6.1	2,079,656	2,071,494	(0.4)
Other Revenues	204,074	158,881	(22.1)	-	(5,993)	n/a
Operating Income	6,491,311	2,171,861	(66.5)	2,026,610	369,585	(81.8)
Comprehensive Financing Cost	(504,701)	(59,642)	(88.2)	(135,794)	(226,309)	66.7
Income from results of Joint Venture Accounted by the Equity Method		(1,618)	n/a		(1,618)	n/a
Income Before Income Taxes	5,986,610	2,110,601	(64.7)	1,890,816	141,658	(92.5)
Provision for Income Tax	1,564,665	488,223	(68.8)	513,291	35,194	(93.1)
Deferred Income Taxes	38,857	75,912	95.4	37,093	(40,563)	n/a
Net Income for the Year	4,383,088	1,546,466	(64.7)	1,340,432	147,027	(89.0)
Majority Net Income	4,209,817	1,469,242	(65.1)	1,314,628	105,155	(92.0)
Non- controlling interests	173,271	77,224	(55.4)	25,804	41,872	62.3
Earning per Share	14.0327	4.8975	(65.1)	4.3821	0.3505	(92.0)
Earning per American Depositary Share (in U.S. Dollars)	6.3371	2.2117	(65.1)	1.9789	0.1583	(92.0)

Exchange Rate per Dollar Ps. 22.1438

ASUR 3Q20 Page 25 of 27

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Balance Sheet as of September 30, 2020 and December 31, 2019
Thousands of mexican pesos

Item	September 2020	December 2019	Variation	%
Assets				
Current Assets				
Cash and Cash Equivalents	6,012,746	6,192,679	(179,933)	(2.9)
Cash and cash equivalents restricted	49,475	165,622	(116,147)	(70.1)
Accounts Receivable, net	789,292	1,003,793	(214,501)	(21.4)
Recoverable Taxes and Other Current Assets	1,031,172	483,762	547,410	113.2
Total Current Assets	**7,882,685**	**7,845,856**	**36,829**	**0.5**
Non Current Assets				
Machinery, Furniture and Equipment, net	535,581	520,623	14,958	2.9
Intangible assets, airport concessions and Goodwill-Net	53,435,023	49,126,038	4,308,985	8.8
Document Receivable	306,202	23,364	282,838	1,210.6
investment in Joint Venture	9,416	-	9,416	-
Total Assets	**62,168,907**	**57,515,881**	**4,653,026**	**8.1**
Liabilities and Stockholders' Equity				
Current Liabilities				
Trade Accounts Payable	268,195	245,100	23,095	9.4
Bank Loans and short term debt	649,415	549,607	99,808	18.2
Accrued Expenses and Others Payables	1,058,699	1,765,313	(706,614)	(40.0)
Total Current Liabilities	**1,976,309**	**2,560,020**	**(583,711)**	**(22.8)**
Long Term Liabilities				
Bank Loans	6,703,690	6,674,717	28,973	0.4
Long Term Debt	7,391,971	6,488,569	903,402	13.9
Deferred Income Taxes	3,283,600	3,004,584	279,016	9.3
Employee Benefits	17,888	16,814	1,074	6.4
Total Long Term Liabilities	**17,397,149**	**16,184,684**	**1,212,465**	**7.5**
Total Liabilities	**19,373,458**	**18,744,704**	**628,754**	**3.4**
Stockholders' Equity				
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	1,890,659	1,616,533	274,126	17.0
Mayority Net Income for the Period	1,469,242	5,465,823	(3,996,581)	(73.1)
Cumulative Effect of Conversion of Foreign Currency	1,414,443	(218,788)	1,633,231	(746.5)
Retained Earnings	21,719,010	16,527,312	5,191,698	31.4
Non- Controlling interests	8,534,819	7,613,021	921,798	12.1
Total Stockholders' Equity	**42,795,449**	**38,771,177**	**4,024,272**	**10.4**
Total Liabilities and Stockholders' Equity	**62,168,907**	**57,515,881**	**4,653,026**	**8.1**

Exchange Rate per Dollar Ps. 22.1438

ASUR 3Q20 Page 26 of 27

ASUR 3Q20 Page 27 of 27